EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Years Ended
	March 31,		December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	646	540	$2,055	$2,011	$2,384	$2,616	$2,636
(Income) Loss from Equity Investees, net of Distributions	—	5	(7)	9	(4)	(19)	(25)
Fixed Charges	111	115	458	479	522	571	600
Capitalized Interest	(4)	(3)	(16)	(19)	(14)	(67)	(45)
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—	(2)	(6)
Total Earnings	753	657	$2,490	$2,480	$2,888	$3,099	$3,160
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	107	111	$442	$465	$509	$555	$581
Interest Factor in Rentals	4	4	16	14	13	14	13
Preferred Securities Dividend Requirements of Subsidiaries	—	—	—	—	—	2	6
Total Fixed Charges	111	115	$458	$479	$522	$571	$600

Ratio of Earnings to Fixed Charges	6.78	5.71	5.44	5.18	5.53	5.43	5.27

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.